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FEB 28 2011

Washington, DC
106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSIO
Washington, D.C. 20549

11016158

-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35096

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Commerce Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8000 Forsyth
(No. and Street)

Clayton (City) Missouri (State) 63105 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Karen L. Finke (816) 760-7711
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

1000 Walnut, Ste 1000 (Address) Kansas City (City) Missouri (State) 64106 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Karen L. Finke, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Commerce Brokerage Services, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Karen L. Finke
Signature

Treasurer
Title

See Attachment
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACKNOWLEDGMENT

STATE OF MISSOURI)
) ss.
COUNTY OF JACKSON)

On this 25th day of February, 2011, before me personally appeared Karen L. Finke to me personally known, who being by me duly sworn did say that she is the Treasurer of Commerce Brokerage Services, Inc., and that said instrument was signed by authority of its Board of Directors and said Karen L. Finke acknowledged said instrument to be the free act and deed of said corporation.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed my notarial stamp at my office in Kansas City, Missouri, the day and year last above written.

Cheryl Barnett
Notary Public

My Commission Expires: 3-15-12

CHERYL BARNETT
Notary Public - Notary Seal
STATE OF MISSOURI
Jackson County
My Commission Expires Mar. 15, 2012
Commission # 08415239

KPMG

COMMERCE BROKERAGE SERVICES, INC.

(A Wholly Owned Subsidiary of
Commerce Bank, N.A.)

Financial Statements and
Annual Audited Focus Report
Part III

December 31, 2010 and 2009

(With Report of Independent Registered Public Accounting Firm Thereon)

COMMERCE BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of
Commerce Bank, N.A.)

Table of Contents

	Page
Report of Independent Registered Public Accounting Firm	1
Balance Sheets	2
Statements of Earnings	3
Statements of Stockholder's Equity	4
Statements of Cash Flows	5
Notes to Financial Statements	6
Schedules	
1 Computation of Net Capital Requirement – Rule 15c3-1	9
2 Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3	10
3 Information for Possession or Control Requirements under Rule 15c3-3	11
Report of Independent Registered Public Accounting Firm on Internal Accounting Control Required by SEC Rule 17a-5	12
Report of Independent Registered Public Accounting Firm on SIPC Annual Assessment	14

KPMG

KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Report of Independent Registered Public Accounting Firm

The Board of Directors
Commerce Brokerage Services, Inc.:

We have audited the accompanying balance sheets of Commerce Brokerage Services, Inc. (the Company), a wholly owned subsidiary of Commerce Bank, N.A., as of December 31, 2010 and 2009, and the related statements of earnings, stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Commerce Brokerage Services, Inc. as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in schedules 1 through 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Kansas City, Missouri
February 25, 2011

COMMERCE BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of
Commerce Bank, N.A.)

Balance Sheets

December 31, 2010 and 2009

Assets		**2010**	**2009**
Cash	$	1,449,562	1,284,809
U.S. government securities		4,997,868	4,797,997
Receivable from clearing organization		207,784	218,872
Furniture, equipment, and leasehold improvements, at cost less accumulated depreciation and amortization of $546,061 in 2010 and $472,762 in 2009		340,222	389,443
Deferred income taxes, net		174,511	—
Other assets		258,816	297,229
Total assets	$	7,428,763	6,988,350
Liabilities and Stockholder's Equity			
Liabilities:			
Accounts payable and accrued expenses	$	817,477	599,997
Current income taxes payable		159,756	60,659
Deferred income taxes, net		—	168
Total liabilities		977,233	660,824
Stockholder's equity:			
Common stock, $5 par value. Authorized 6,000 shares; issued and outstanding 5,000 shares		25,000	25,000
Additional paid-in capital		529,154	453,940
Retained earnings		5,897,376	5,848,586
Total stockholder's equity		6,451,530	6,327,526
Total liabilities and stockholder's equity	$	7,428,763	6,988,350

See accompanying notes to financial statements.

COMMERCE BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of
Commerce Bank, N.A.)

Statements of Earnings

Years ended December 31, 2010 and 2009

		2010	2009
Revenues:			
Commissions	$	8,826,551	9,182,371
Interest income		11,808	35,528
Other income		236,899	115,919
Total revenues		9,075,258	9,333,818
Expenses:			
Rent and fees paid to affiliates, net		2,108,190	1,783,688
Salaries and benefits		5,564,101	5,892,023
Advertising		14,322	69,989
Regulatory fees		161,054	84,480
Office supplies and postage		150,529	220,790
Dues and subscriptions		364,736	273,858
Travel and entertainment		99,705	86,875
Depreciation and amortization		73,500	75,527
Other		458,415	763,026
Total expenses		8,994,552	9,250,256
Earnings before income taxes		80,706	83,562
Income tax expense (benefit):			
Current		206,594	11,090
Deferred		(174,678)	21,913
Total income tax expense		31,916	33,003
Net earnings	$	48,790	50,559

See accompanying notes to financial statements.

COMMERCE BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of
Commerce Bank, N.A.)

Statements of Stockholder's Equity

Years ended December 31, 2010 and 2009

	Common stock	Additional paid-in capital	Retained earnings	Total
Balance at December 31, 2008	$ 25,000	382,618	7,048,027	7,455,645
Net earnings	—	—	50,559	50,559
Dividends paid	—	—	(1,250,000)	(1,250,000)
Stock based compensation	—	69,787	—	69,787
Net tax benefits related to equity compensation plans	—	1,535	—	1,535
Balance at December 31, 2009	25,000	453,940	5,848,586	6,327,526
Net earnings	—	—	48,790	48,790
Stock based compensation	—	68,595	—	68,595
Net tax benefits related to equity compensation plans	—	6,619	—	6,619
Balance at December 31, 2010	$ 25,000	529,154	5,897,376	6,451,530

See accompanying notes to financial statements.

COMMERCE BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of
Commerce Bank, N.A.)

Statements of Cash Flows

Years ended December 31, 2010 and 2009

		2010	2009
Cash flows from operating activities:			
Net earnings	$	48,790	50,559
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization		73,500	75,527
Deferred income taxes		(174,678)	21,913
Current income taxes		105,716	312,291
Net (increase) decrease in U.S. government securities		(199,871)	1,501,219
Decrease in receivable from clearing organization		11,088	8,210
Stock-based compensation		68,595	69,787
Tax benefit related to equity compensation plan		(6,619)	(1,535)
Decrease in other assets		38,212	139,315
Increase (decrease) in accounts payable and accrued expenses		217,480	(21,023)
Net cash provided by operating activities		182,213	2,156,263
Cash flows from investing activities:			
Purchases of furniture, equipment, and leasehold improvements		(24,079)	(125,450)
Net cash used in investing activities		(24,079)	(125,450)
Cash flow from financing activities:			
Dividend payments		—	(1,250,000)
Tax benefit related to equity compensation plans		6,619	1,535
Net cash provided by (used in) financing activities		6,619	(1,248,465)
Increase in cash		164,753	782,348
Cash at beginning of year		1,284,809	502,461
Cash at end of year	$	1,449,562	1,284,809
Cash payments (net of refunds) of income taxes	$	100,879	(301,201)

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

(a) *Organization and Purpose of Company*

Commerce Brokerage Services, Inc. (the Company) is a wholly owned subsidiary of Commerce Bank, N.A. (the Parent). Commerce Bank, N.A. is a wholly owned subsidiary of Commerce Bancshares, Inc. (CBI). The Company is registered with the Securities and Exchange Commission to conduct a general securities business. Current activities consist of providing investment services to customers for a variety of securities including mutual funds, exchange listed and OTC equity securities, options, municipal bonds, corporate bonds, and U.S. government debt issues. The Company also sells fixed and variable annuities, which are investment products provided by insurance companies.

Transactions for equities, options, and a substantial portion of the Company's mutual fund sales are executed and cleared through National Financial Services LLC, a clearing organization that also maintains customer brokerage accounts on a fully disclosed basis.

(b) *Commissions*

The Company acts as a brokerage/dealer or agent to buy and sell securities or insurance contracts on behalf of its customers. In return for such services, for most transactions the Company earns a commission each time a customer enters into a buy-or-sell transaction. For equity securities purchased, the commission is recorded as a receivable from the customer, and for securities sold, it is recorded as a reduction in the payable to the customer. For other security transactions, such as sales of mutual funds, fixed or variable annuities, etc., a concession is earned and becomes part of the price of the security to the customer. Commissions and concessions, along with any related expenses, are recorded on a settlement date basis.

(c) *U.S. Government Securities*

Investment securities generally consist of U.S. government securities with initial maturities of six months. They are stated at fair value, which is based on published bid prices. The fair value measurement is considered to be a Level 1 measurement within the fair value hierarchy of ASC 820-10-35. Changes in fair value are recorded in current earnings in the statements of earnings.

Securities transactions are recorded on the trade date basis.

(d) *Furniture, Equipment, and Leasehold Improvements*

Furniture, equipment, and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed on the straight-line basis using estimated useful lives, ranging from four to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the remaining term of the lease.

(Continued)

(e) ***Income Taxes***

The Company is included in the consolidated federal income tax return filed by CBI. Amounts provided for income tax expense are based on income reported for financial statement purposes and do not necessarily represent amounts currently payable under tax laws. Current income taxes are calculated on a separate return basis utilizing currently enacted tax laws and rates. The amount of expense or benefit is either remitted to or received from CBI. Deferred income taxes are provided for temporary differences between the financial reporting bases and income tax bases of the Company's assets and liabilities using the tax rates and laws that are expected to be in effect when the differences are anticipated to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income or expense in the period that includes the change. The significant components of the net deferred tax asset as of December 31, 2010 included a deferred tax asset of $140,370 relating to unearned fee income, $101,508 relating to stock-based compensation and $22,194 relating to accrued expenses and a deferred tax liability of $72,860 relating to depreciation and $13,743 relating to prepaid expenses. The significant components of the net deferred tax liability as of December 31, 2009 included a deferred tax liability of $83,634 relating to depreciation and $13,106 relating to prepaid expenses and a deferred tax asset of $94,596 relating to stock-based compensation.

(f) ***Stock-Based Compensation***

The Company complies with the accounting requirements of ASC 718 for stock-based compensation. Employees of the Company receive shares of CBI common stock in connection with equity compensation plans at CBI. The fair value of awards granted to employees of the Company is determined at the date of grant and recognized as compensation expense and a corresponding capital contribution ratably over the period the award is earned.

(g) ***Use of Estimates***

To prepare these financial statements in conformity with U.S. generally accepted accounting principles, management has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts or revenues and expenses during the period. Actual results could differ from those estimates.

(h) ***Subsequent Events***

The Company evaluated potential subsequent events through February 25, 2011, which is the date that the financial statements were issued.

(Continued)

(2) Related-Party Transactions

A significant portion of the Company's expenses represent payments to the Parent and affiliated companies for rent on the Company's offices, various administrative services provided to the Company, and fees under revenue-sharing arrangements. For the years ended December 31, 2010 and 2009, amounts paid by the Company to the Parent and affiliates were as follows:

		2010	2009
Rent	$	668,738	737,946
Fees paid to affiliates		1,439,452	1,045,742
	$	2,108,190	1,783,688

The Company leases office space from the Parent under month-to-month arrangements. Rent expense aggregated approximately $55,800 per month in 2010 and $61,500 per month in 2009.

As of December 31, 2010 and 2009, the Company had an intercompany payable due to the Parent of $159,023 and $58,659, respectively, for federal and state income taxes. During 2010, the Company paid the Parent $101,263 for income taxes, while in 2009 the Parent refunded the Company $304,201 for income taxes. The Company maintains interest and non-interest bearing deposit accounts at the Parent. These balances amounted to $1,449,562 and $1,284,809 at December 31, 2010 and 2009, respectively.

Employees of the Company held 6,117 nonvested shares and 21,501 stock options and stock appreciation rights (of which 16,173 were exercisable) at December 31, 2010. These awards are settled in common stock of CBI when exercised. During 2010, 680 shares of nonqualified stock options were exercised. The Company recorded additional paid in capital in 2010 of $68,595 relating to stock-based compensation cost.

(3) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2010, the Company had regulatory net capital of $4,936,839 which was $4,686,839 in excess of its required net capital of $250,000.

COMMERCE BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of
Commerce Bank, N.A.)

Computation of Net Capital Requirement – Rule 15c3-1

December 31, 2010

Total stockholder's equity per balance sheet	$	6,451,530
Less:		
Nonallowable assets		740,116
Haircuts on securities		16,502
Cash at affiliate in excess of estimated four weeks' average expenses		757,562
Other adjustments		511
Net capital		4,936,839
Minimum net capital requirement		250,000
Excess of net capital over minimum net capital requirement	$	4,686,839
Aggregate indebtedness	$	977,233
Ratio aggregate indebtedness to net capital		0.20 to 1

A reconciliation is not necessary pursuant to Rule 17a-5(d)(4), as the above calculation does not differ materially from the computation for determination of the net capital requirement for broker-dealers under Rule 15c3-1 as of December 31, 2010.

See accompanying report of independent registered public accounting firm.

Schedule 2

COMMERCE BROKERAGE SERVICES, INC.

(A Wholly Owned Subsidiary of
Commerce Bank, N.A.)

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2010

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraphs (k)(2)(i) and (k)(2)(ii) of that rule.

See accompanying report of independent registered public accounting firm.

Schedule 3

COMMERCE BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of
Commerce Bank, N.A.)

Information for Possession or Control Requirements under Rule 15c3-3

December 31, 2010

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraphs (k)(2)(i) and (k)(2)(ii) of that rule.

See accompanying report of independent registered public accounting firm.

KPMG

KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Report of Independent Registered Public Accounting Firm on Internal Accounting Control Required by SEC Rule 17a-5

The Board of Directors
Commerce Brokerage Services, Inc.:

In planning and performing our audit of the financial statements of Commerce Brokerage Services, Inc. (the Company), a wholly owned subsidiary of Commerce Bank, N.A., as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included a test of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934, in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

KPMG LLP

Kansas City, Missouri
February 25, 2011

KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Report of Independent Registered Public Accounting Firm on SIPC Annual Assessment

The Board of Directors
Commerce Brokerage Services, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Commerce Brokerage Services, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts on the audited Form X-17A-5 for the year ended December 31, 2010, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Kansas City, Missouri
February 25, 2011

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

035096 FINRA DEC
COMMERCE BROKERAGE SERVICES INC 18*18
PO BOX 16891
CLAYTON MO 63105-1491

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Karen Finke (816)760-7711

2. A. General Assessment (item 2e from page 2) $ 5,848.00

B. Less payment made with SIPC-6 filed (exclude interest) (5,548.00)

07/27/2010
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 300.00

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 300.00

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 300.00

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Commerce Brokerage Services, Inc.
(Name of Corporation, Partnership or other organization)

Karen L. Finke
(Authorized Signature)

Dated the 8 day of February, 2011.

Treasurer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01, 2010
and ending 12/31, 2010
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 8,789,608

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — ______

(2) Net loss from principal transactions in securities in trading accounts. — ______

(3) Net loss from principal transactions in commodities in trading accounts. — ______

(4) Interest and dividend expense deducted in determining item 2a. — ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. — ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. — ______

(7) Net loss from securities in investment accounts. — ______

Total additions — ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — 6,450,453

(2) Revenues from commodity transactions. — ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — ______

(4) Reimbursements for postage in connection with proxy solicitation. — ______

(5) Net gain from securities in investment accounts. — ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ — ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 26

Enter the greater of line (i) or (ii) — 26

Total deductions — 6,450,479

2d. SIPC Net Operating Revenues — $ 2,339,129

2e. General Assessment @ .0025 — $ 5,848

(to page 1, line 2.A.)